SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT PLANS TO ISSUE INDOSAT BOND IV AND INDOSAT SYARIAH IJARAH BOND OF RP 1 TRILLION

Jakarta, 11 May 2005, Today PT Indosat Tbk. (“Indosat” or “Company”) held a Public Expose with the intention to issue Indosat IV Bonds and Indosat Syariah Ijarah Bonds in Rupiah. The proceed will be used to finance the Company’s capital expenditure for the business development of Company .

 “The issuance of Indosat Bond IV Year 2005 and Syariah Ijarah Indosat Year 2005 is expected to be able to fulfill the expectation of potential bond holders”, said Ng Eng Ho, Deputy President Director PT Indosat during the Public Expose today.

The maximum of total issuance  is Rp1.000.000.000.000 (one trillon rupiah) and comprised of both Conventional Bonds and Shariah Ijarah Bonds. The indicative structure would be:

Conventional Bonds:

Name

:

Indosat Bonds IV Year 2005

Amount

:

Up to Rp1.000.000.000.000 (one trillion rupiah)

Maturity

:

6 (six) years with call option at the end of year 4 (four)

Indicative coupon rate

:

Fixed rate : 11,75%  -  12,25% per annum

Collateral

:

Clean

Syariah Ijarah Bonds:

Name

:

Syariah Ijarah Indosat Bonds Year 2005

Amount

:

Up to Rp200.000.000.000 (two hundred billion rupiah)

Maturity

:

6 (six) years with call option at the end of year 4 (four)

Ijarah Fee Installment

:  Equivalent with fixed rate 11,75%  - 12,25 % per annum

Collateral

:

Clean

The final composition of each issuance amount will be determined later with total amount will be Rp1.000.000.000.000 (one trillion rupiah)

Pefindo has rated Indosat and its Bonds offering at idAA+ for Indosat Bonds IV Year 2005 and idAA+sy for Shariah Ijarah Indosat Bonds Year 2005.

The bookbuilding will be from 11 May until 23 May 2005 and the expected issue date will be on 16 June 2005. Indosat plans to list the Bonds on the Surabaya Stock Exchange.

Acting as Lead Underwriter for the Bonds is PT Andalan Artha Advisindo Sekuritas (“AAA Sekuritas”).

Indosat is a leading telecommunication and information provider that provides : cellular  (Mentari, Matrix and IM3),  IDD (IDD 001, IDD 008 and FlatCall 016), and fixed telecommunication services (StarOne), Multimedia, Data communications and  Internet (MIDI).  Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

PT AAA Sekuritas

Rayendra L. Tobing

Telp : 62-21-515 2640

Fax  : 62-21-515 2644

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : May 12, 2005

By  :

_______________________________

Name :   Ng Eng Ho

   Title   :   Deputy President Director